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KPMG
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Consent of Independent Registered Public Accounting Firm

The Board of Directors
HMN Financial, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of HMN Financial, Inc. of our report dated June 15, 2005, with respect to the statements of net assets available for benefits of the Home Federal Savings Bank Employees’ Savings & Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of HMN Financial, Inc.

/ s / KPMG LLP

Minneapolis, Minnesota
June 27, 2005